Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-282687 on Form F-3 and Registration Statements Nos. 333-262142 and 333-269982 on Form S-8 of our reports dated March 6, 2025, relating to the consolidated financial statements of The Real Brokerage Inc. and the effectiveness of The Real Brokerage Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 6, 2025